Exhibit 12.2

June 30, 2003

Securities and Exchange Commission

450 Fifth Street, NW.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the audit of our consolidated financial statements as of December 31, 2001 and for the year then ended, we have received representations from Arthur Andersen LLP, our independent public accountants that (i) this audit was subject to Arthur Andersen LLP’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and (ii) that there was appropriate continuity of Arthur Andersen personnel working on the audit and national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen LLP was not relevant to this audit.

Very truly yours,

KERZNER INTERNATIONAL LIMITED

By:	/s/ John R. Allison

Name: John R. Allison

Title: Executive Vice President
Chief Financial Officer